Calculation of Filing Fee Tables

FORM SC TO-I/A
(Form Type)

iDirect Multi-Strategy Fund, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	-		-	-
Fees Previously Paid	$13,751,545	(1)	$138.10	$1,899.09
Total Transaction Value	$13,751,545	(1)
Total Fees Due for Filing				$1,899.09
Total Fees Previously Paid				$1,899.09
Total Fee Offsets				-
Net Fee Due				$0.00

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $1,899.09 was paid in connection with the filing of the Schedule TO-I by iDirect Multi-Strategy Fund, LLC (File No. 005-95349) on January 23, 2026 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.